SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    July 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)

                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Signed a $1,270,000 Contract With a Strategic Customer to Provide Avionics Units to Unmanned Aerial Vehicle dated July 19, 2006.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Signed a $1,270,000 Contract With a Strategic Customer to Provide Avionics Units to Unmanned Aerial Vehicle

Wednesday July 19, 9:00 am ET

FARNBOROUGH, England, July 19 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) announced today that it has received a P.O. from a strategic customer to provide various avionics systems to an Unmanned Aerial Vehicle. Contract value, which exceeds $1,270,000, covers development and supply of prototype units.

This contract further increases the number of avionics units provided by RADA to various advanced UAV programs and positions RADA as a major supplier of UAV avionics.

Commenting on the contract, Major General (Ret.) Herzle Bodinger, RADA's CEO said, "We are proud to be one of the main providers of avionics units to modern UAVs, both in Israel and in the world."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 19, 2006